Exhibit 99.1

SolarBank BESS Subsidiary Secures Project Financing

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 23, 2024 to its short form base shelf prospectus dated May 2, 2023

Toronto, Ontario, November 27, 2024 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce its subsidiary has secured project financing in the form of a loan (“Loan”) in a principal amount of $3 million from RE Royalties Ltd. (the “Lender”). The Projects (defined below) represent SolarBank’s initial foray into battery energy storage, a market forecast by Fortune Business Insights to grow at a 16.3% compound annual growth rate from 2022 to reach US$31.2 billion by 20291. SolarBank’s interest in ProjectCos was acquired as part of the $45 million valued acquisition of Solar Flow-Through Funds Ltd. that closed in July 2024.

The Company is developing three 4.99 MW Battery Energy Storage System (“BESS”) projects located in Ontario (the “Projects”). The Projects are owned by 1000234763 Ontario Inc. and 1000234813 Ontario Inc. (“ProjectCos”). Solar High Yield Projects #1 Ltd. (“the Borrower”) is the borrower under the terms of the Loan.

Matthew Wayrynen, Chair of SolarBank stated: “We are thrilled to continue our partnership with RE Royalties to secure this financing for our BESS projects in Ontario. Having worked with RE Royalties on previous projects, we value their expertise and shared commitment to sustainability. This financing is a key step toward a cleaner future and the further diversification of SolarBank’s growing project portfolio.”

Bernard Tan, CEO of RE Royalties, stated: “We are excited to be working with the SolarBank management team again on this transaction. The SolarBank team has a long proven track record in developing, building and operating renewable energy assets in North America. These BESS projects will help the province of Ontario support renewable electricity generation, build resiliency in the grid, and help lower emissions compared to conventional sources.”

The Loan will be advanced in a single installment and has a maturity date of November 26, 2025. The Loan bears interest at a rate of 11% per annum. As a condition of the Loan a 0.40% royalty on the gross revenues generated by the Projects has been granted to the Lender. The royalty rate shall be reduced to 0.25% if the Loan is repaid within the first six months. The Loan is secured by a first ranking security interest over all assets of the Borrower, except for its shares in the capital of theProjectCos. The Borrower is a wholly-owned subsidiary of the Company. The Borrower has an indirect 50% interest in ProjectCos, with the remaining 50% held by a partnership formed by First Nations communities in Ontario. The Loan is for incurred development and construction costs for the Projects and the Company continues to advance a project financing package for the full construction costs of the Projects.

There are several risks associated with the development of the Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a battery energy storage project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

1 https://www.fortunebusinessinsights.com/industry-reports/battery-energy-storage-market-100489

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Genny Nugent

Email: genny.nugent@solarbankcorp.com

Phone: 416.494.9559

CoreIR Investor Relations

Peter Seltzberg

Email: peters@coreir.com

Phone: 516.222.2560

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the terms of the Loan; the use of proceeds from the Loan; the Company’s advancement of a project finance package for the Projects; the Company’s growth strategies the expected energy production from the Projects mentioned in this press release; the timeline for construction of the Projects; the receipt of permits and financing to be able to construct the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining financing for the full construction costs of the Projects; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements, including receipt of project financing for the full construction costs of the Projects; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.